UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

Atara Biotherapeutics, Inc. (the “Issuer”)
(Name of Issuer)
Common Stock, $0.0001 par value per share (the “Shares”)
(Title of Class of Securities)

046513107
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☐ Rule 13d-1(b) ☐ Rule 13d-1(c) ☒ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 046513107	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Carlos Slim Helú
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
México
NUMBER OF	5	SOLE VOTING POWER - 0 -
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,335,202 Shares
EACH REPORTING	7	SOLE DISPOSITIVE POWER - 0 -
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,335,202 Shares (See Item 4(c))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,335,202 Shares (See Item 4(c))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6% (See Item 4(b))
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 046513107	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Carlos Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
México
NUMBER OF	5	SOLE VOTING POWER - 0 -
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,335,202 Shares (See Item 4(c))
EACH REPORTING	7	SOLE DISPOSITIVE POWER - 0 -
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,335,202 Shares (See Item 4(c))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,335,202 Shares (See Item 4(c))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6% (See Item 4(b))
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 046513107	Page 4 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Marco Antonio Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
México
NUMBER OF	5	SOLE VOTING POWER - 0 -
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,335,202 Shares (See Item 4(c))
EACH REPORTING	7	SOLE DISPOSITIVE POWER - 0 -
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,335,202 Shares (See Item 4(c))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,335,202 Shares (See Item 4(c))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6% (See Item 4(b))
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 046513107	Page 5 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Patrick Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
México
NUMBER OF	5	SOLE VOTING POWER - 0 -
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,335,202 Shares (See Item 4(c))
EACH REPORTING	7	SOLE DISPOSITIVE POWER - 0 -
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,335,202 Shares (See Item 4(c))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,335,202 Shares (See Item 4(c))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6% (See Item 4(b))
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 046513107	Page 6 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
María Soumaya Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
México
NUMBER OF	5	SOLE VOTING POWER - 0 -
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,335,202 Shares (See Item 4(c))
EACH REPORTING	7	SOLE DISPOSITIVE POWER - 0 -
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,335,202 Shares (See Item 4(c))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,335,202 Shares (See Item 4(c))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6% (See Item 4(b))
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 046513107	Page 7 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Vanessa Paola Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
México
NUMBER OF	5	SOLE VOTING POWER - 0 -
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,335,202 Shares (See Item 4(c))
EACH REPORTING	7	SOLE DISPOSITIVE POWER - 0 -
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,335,202 Shares (See Item 4(c))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,335,202 Shares (See Item 4(c))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6% (See Item 4(b))
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 046513107	Page 8 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Johanna Monique Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
México
NUMBER OF	5	SOLE VOTING POWER - 0 -
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,335,202 Shares (See Item 4(c))
EACH REPORTING	7	SOLE DISPOSITIVE POWER - 0 -
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,335,202 Shares (See Item 4(c))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,335,202 Shares (See Item 4(c))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6% (See Item 4(b))
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 046513107	Page 9 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Inmobiliaria Carso, S.A. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
México
NUMBER OF	5	SOLE VOTING POWER - 0 -
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,335,202 Shares (See Item 4(c))
EACH REPORTING	7	SOLE DISPOSITIVE POWER - 0 -
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,335,202 Shares (See Item 4(c))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,335,202 Shares (See Item 4(c))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6% (See Item 4(b))
12	TYPE OF REPORTING PERSON* HC

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 046513107	Page 10 of 14 Pages

Item 1.
(a)	Name of Issuer: Atara Biotherapeutics, Inc. (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices: 3260 Bayshore Blvd. Brisbane, CA 94005
Item 2.
(a)

Name of Persons Filing:

This statement is filed pursuant to Rule 13d-1(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Act”), by the persons listed below (the “Reporting Persons”).

(1)

Carlos Slim Helú, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, María Soumaya Slim Domit, Vanessa Paola Slim Domit and Johanna Monique Slim Domit (collectively, the “Slim Family”). The members of the Slim Family are beneficiaries of a Mexican trust which in turn owns all of the outstanding voting securities of Inmobiliaria Carso, S.A. de C.V (“Inmobiliaria”).

(2)

Inmobiliaria, a sociedad anónima de capital variable organized under the laws of the United Mexican States (“Mexico”), is a holding company with portfolio investments in various companies. Inmobiliaria owns all of the outstanding voting securities of Control Empresarial de Capitales S.A. de C.V.

(b)

Address of Principal Business Office:

(i) The principal business address for each member of the Slim Family is:

Paseo de las Palmas 736
Colonia Lomas de Chapultepec
11000 México D.F.
México

(ii) Inmobiliaria’s principal business address is:

Lago Zurich 245
Presa Falcon, Piso 20
Colonia Granada Ampliación
11529 México D.F.
México

(c)	Citizenship: Each member of the Slim Family is a Mexican citizen and Inmobiliaria is a Mexican corporation.
(d)	Title of Class of Securities: Common Stock, $0.0001 par value per share (the “Shares”)
(e)	CUSIP Number: 046513107

CUSIP No. 046513107	Page 11 of 14 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):
(a)	Broker or dealer registered under Section 15 of the Act;

(b)	Bank as defined in Section 3(a)(6) of the Act;

(c)	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	Investment company registered under Section 8 of the Investment Company Act;

(e)	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act; or

(j)	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4.	Ownership.
(a)

Amount Beneficially Owned:

As of the date of this filing, (i) Inmobiliaria, directly or indirectly, owns 1,335,202 Shares, and (ii) the Slim Family, which are beneficiaries of a Mexican trust that in turn owns all of the issued and outstanding voting equity securities of Inmobiliaria, may be deemed to beneficially own indirectly the Shares beneficially owned, directly or indirectly, by Inmobiliaria.

(b)	Percent of Class:

The Shares beneficially owned by the Slim Family constitute approximately 6.6% of the 20,212,889 issued and outstanding Shares, as reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 12, 2014.

The Shares beneficially owned by Inmobiliaria constitute approximately 6.6% of the 20,212,889 issued and outstanding Shares, as reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 12, 2014.

(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: -0-
(ii) Shared power to vote or to direct the vote: As to the Slim Family: 1,335,202 Shares As to Inmobiliaria: 1,335,202 Shares
(iii) Sole power to dispose or to direct the disposition of: -0-
(iv) Shared power to dispose or direct the disposition of: As to the Slim Family: 1,335,202 Shares As to Inmobiliaria: 1,335,202 Shares

CUSIP No. 046513107	Page 12 of 14 Pages

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.
Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Shares reported as beneficially owned by Inmobiliaria include Shares owned by its subsidiary, Control Empresarial de Capitales, S.A. de C.V.

Item 8.

Identification and Classification of Members of the Group.

The identity of each member of the group filing this schedule is as follows: Carlos Slim Helú, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, María Soumaya Slim Domit, Vanessa Paola Slim Domit, Johanna Monique Slim Domit, and Inmobiliaria Carso, S.A. de C.V.

Item 9.	Notice of Dissolution of Group. Not applicable.
Item 10.	Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 046513107	Page 13 of 14 Pages

  Exhibit No.

Exhibit 99.1	Joint Filing Agreement

The Powers of Attorney for the members of the Slim Family, Inmobiliaria and GFI, which are filed as exhibits to Amendment 1 to the Schedule 13G filed by the Reporting Persons with the Commission on February 14, 2014 in respect of their ownership in equity shares of YPF Sociedad Anónima, are hereby incorporated herein by reference.

CUSIP No. 046513107	Page14 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Carlos Slim Helú

Carlos Slim Domit	By: /s/ Raul Humberto Zepeda Ruiz
Raul Humberto Zepeda Ruiz
Marco Antonio Slim Domit	Attorney-in-Fact
February 17, 2015
Patrick Slim Domit

María Soumaya Slim Domit

Vanessa Paola Slim Domit

Johanna Monique Slim Domit

INMOBILIARIA CARSO, S.A. DE C.V.

By: Raul Humberto Zepeda Ruiz Title: Attorney-in-Fact